

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Mark Keating
Chief Financial Officer
NAAC Holdco, Inc.
13274 Fiji Way, Suite 600
Marina del Rey, California 90292

> **Re: NAAC Holdco, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted January 7, 2022**
> **CIK No. 0001899770**

Dear Mr. Keating:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Cover Page

1. We note that BICS will hold a majority interest in New Holdco regardless of the redemption scenario. As such, please disclose on the cover page, proxy statement/prospectus summary and risk factors sections that you will be a controlled company under the Nasdaq corporate governance standards following the merger.

Interests of the Sponsor and NAAC Directors, page 5

2. Please quantify the aggregate dollar amount and describe the nature of what your Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket

expenses for which your Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

3.   Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Summary of the Proxy Statement/Prospectus
PIPE Financing, page 5

4.   Please disclose whether NAAC's sponsor, directors, officers, or their affiliates will participate in the PIPE financing.

Redemption Rights, page 7

5.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Ownership of New Holdco After the Acquisition Closing, page 8

6.   Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including interim redemption levels.

7.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

TeleSign has material customer concentration..., page 23

8.   Please identify the two customers that account for a material portion of TeleSign's revenues and disclose the material terms of your agreements with these customers including the term and any termination provisions.

Risk Factors
TeleSign has important strategic partnerships with BICS and Proximus, page 26

9.   We note that you are party to several agreements with BICS and Proximus. Please disclose the material terms of these related party agreements including the term and termination provisions and file them as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

TeleSign tracks certain operational metrics..., page 31

10.   Please provide examples of the limitations of your internal tools and systems for tracking your operational metrics.

NAAC's Initial Shareholders have agreed to vote . . ., page 47

11.   We note that certain parties have agreed to vote in favor of the business combination. Please disclose any consideration provided in exchange for this agreement.

The Proposed Organizational Documents will provide . . . , page 61

12.   Please revise to disclose the uncertainty surrounding the enforceability of the exclusive forum provisions with regard to federal securities law claims. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, please revise to address any risks and impact upon investors, such as increased costs to bring a claim.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro forma Condensed Financial Information
Note 1 - Description of the Business Combination, page 72

13.   Please disclose if the New Holdco Warrants include a down round provision. If so, disclose the nature and the financial statement impact of the triggering events. In this regard, we note your disclosure on pages 126 and 128 regarding a constructive distribution and related triggers elsewhere in your filing. As appropriate, please update Note 7 - Shareholder's Equity ("Warrants") on page F-36 of NAAC's financial statements.

Note 5 - Income per Share, page 73

14.   Please disclose the nature and form of participation of the participating securities in undistributed earnings, as presented under the two class method.

15.   Refer to the table on page 74. Please disclose the common stock equivalents and the related number of shares included in your calculation of "Pro forma weighted average shares outstanding – diluted."

The Business Combination
Related Agreements
The Stockholders Agreement, page 97

16.   We note that the company and certain stockholders will be party to a Stockholders Agreement, which includes certain provisions regarding director appointments. Please revise this section to clarify if there is any arrangement or understanding between any director and any other person pursuant to which such director was or is to be selected as a

director or nominee. Refer to Item 401(a) of Regulation S-K and Item 18(a)(7) of Form S-4.

Background of the Business Combination, page 99

17.   If a sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the SPAC's sponsors considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TeleSign, page 150

18.   We note your disclosure that you support eight of the ten world's largest digital enterprises. Please clarify whether these customers represent a material portion of your revenues.

Key Business Metrics, page 151

19.   We note that you highlight your net revenue retention rate. Please tell us whether management uses revenue retention rate in assessing the performance of the business and what consideration you have given to including this metric in your key performance indicators.

Management's Discussion of Financial Condition and Results of Operations
Key Business Metrics
Adjusted EBITDA, page 153

20.   We note your yearly litigation costs which increased significantly during 2020. Please tell us why it is appropriate to adjust for these costs in your presentation of Adjusted EBITDA. Refer to Q&A 100.01 of the Division's C&DI on Non-GAAP Financial Measures.

21.   Unless otherwise reported in Note 12 on page F-60, please disclose the related legal proceedings, if other than ordinary routine litigation incidental to your business, and cross reference elsewhere in your filing. Refer to ASC 450-20-50 and Item 103 of Regulation S-K.

Results of Operations for the Years Ended December 31, 2021 and 2020
Revenue, page 156

22.   Please disclose the nature of the transactions and/or services that contributed to the increase in revenues for each of your communications and digital identify segments. So that it is transparent to investors, clarify whether these transactions were generated by new customers or additional services purchased by existing customers.

Information about TeleSign
Market Opportunity, page 170

23.   Please disclose the method by which you calculate your total addressable market and its estimated growth along with any underlying assumptions and limitations. Also, disclose the source for your statement that identity fraud led to consumer loss of $43 billion in 2020.

Executive Compensation
TeleSign's Executive Officer and Director Compensation, page 204

24.   Please file the employment agreements with Messrs. Burton, Dhondt and Seyler as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Beneficial Ownership of Securities, page 225

25.   Please disclose the natural persons who exercise voting and dispositive powers with respect to the securities owned by entities such as RP Investment Advisors LP and Highbridge Capital Management.

Certain Relationships and Related Party Transactions
NAAC Founder Shares, page 226

26.   Please disclose the exceptions to the lock-up agreements.

North Atlantic Acquisition Corp
Notes to Financial Statements - December 31, 2020
Note 7 - Shareholder's Equity, page F-36

27.   As disclosed regarding Class B ordinary shares, in the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion. However, on page 226, you stated that the Initial Shareholders have waived such provision and any other adjustments or anti-dilution protections that arise in connection with the issuance of any equity of NAAC. Please reconcile the inconsistency in your disclosure and make clear as follows:
- the nature of adjustments or anti-dilution provisions, if other than standard, that have been waived;
- the financial statement impacts of such provisions and the waiver thereafter; and
- the conversion of NAAC Class B ordinary shares to NAAC Class A ordinary shares on a one-for-one basis following the waiver.

Torino Holding Corporation
Notes to Consolidated Financial Statements As of and for the Years Ended December 31, 2020

and 2019
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-50

28.   We note the Company fully constrains the variable portion of revenue due to the difficulty
       in estimating the variable pricing components. Please explain in greater detail why you
       are unable to estimate a minimum amount of variable consideration for your variable
       pricing arrangements other than the prompt payment discount. Additionally, please
       disclose:
       • the percentage of revenue derived from fixed versus variable components; and
       • the length of time it takes for variability to be resolved for other than the prompt
          payment discount.

Torino Holding Corporation
Notes to Consolidated Financial Statements As of and for the Years Ended December 31, 2020
and 2019
Note 16. Subsequent Events
Related Party Transactions, page F-63

29.   In your updated financial statements, please make clear whether such rent
       concessions, including the extension of the lease term and the rent abatements, constitute a
       modification to your corporate office lease agreement. Refer to the FASB Staff Q&A
       (Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of
       the COVID-19 Pandemic) if applicable.

30.   Please disclose the transaction price for the 3-year agreement ("Proximus Framework
       Agreement") under which Proximus will provide administrative services to the Company.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other
questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Ari Edelman